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                                                                    EXHIBIT 5
                                     FUISZ
                               TECHNOLOGIES LTD.
                           PERSONAL AND CONFIDENTIAL

October 27, 1992

Mr. S. Rao Cherukuri
10 Jean Drive
Towaco, NJ 07082

Dear Rao:

We are pleased to offer you the position of Senior Director, Technology Development with Fuisz Technologies Ltd., this offer of employment being effective as of the date of this letter and valid, pending your acceptance, through November 23, 1992. Your effective date of employment with the Company will, as agreed, be November 30, 1992.

The salary for the position is $125,000 per year to be paid at month end in twelve (12) equal installments throughout the year. You will be eligible for salary review after twelve (12) months of employment and salary increases will be predicated on individual performance and contributions and, overall Company performance.

Additionally, you will be eligible to participate in the Company's Executive Bonus Plan. This plan will be approved and implemented on an annual basis by the Compensation Committee of the Board of Directors and, it is our expectation that the Plan will be implemented when the Company has achieved profitability on an operating basis.

You will also participate in the Company's Stock Option Program and will receive an option for 20,000 shares of the Company's common shares as a Non-statutory Option with an exercise price of $8.80 per share. Your option program will be of four (4) years duration and the options will be vested annually after each year of your employment with the Company.

You will be eligible for four (4) weeks vacation on an annual basis and vacation duration will be modified periodically in accordance with the Company Vacation Policy.

You will have an automobile allowance of $450.00 per month available to you during your employment with the Company. This allowance may applied to a purchased or leased vehicle, and any purchase or lease agreement involved should be in your name.

               3810 CONCORDE PARKWAY - SUITE 100 - CHANTILLY, VIRGINIA
                TELEPHONE (703) 803-3280 - FACSIMILE (703) 803-6400

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Page 2

October 27, 1992
S. Rao Cherukuri

The Company will reimburse you for typical and customary relocation expenses with respect to your relocation from New Jersey to Virginia.

In some cases, with respect to specific expenses, the Company will advance funds required if appropriate documentation is available. Additionally, a relocation allowance of $800.00 per month will be available to you for up to six months during your relocation process.

The current medical insurance carrier for the Company is The Principle Group. You will be eligible for inclusion in the plan ninety (90) days after the 15th of the month in which you begin work and have completed and submitted all of the necessary paperwork for inclusion in the program.

The Company's general insurance plan is a co-pay program in which the Company will contribute eighty percent (80%) of the cost and you will be responsible for twenty percent (20%) of the cost, your contribution will be handled as a payroll deduction on a monthly basis. The Company insurance plan through The Principle Group also includes dental benefits, a fixed fee prescription plan and life insurance coverage in an amount equal to your annual salary.

If you are currently eligible for COBRA or are included in a medical insurance plan where the option exists to continue coverage, you should do so. During the period after your date of employement and until Principle Group coverage begins, the Company will reimburse eighty percent (80%) of your interim insurance coverage cost.

Your place of work will be at the Company headquarters at 3810 Concorde Parkway, Suite 100, Chantilly, Virginia. Your position will require domestic and international travel.

Your acceptance of this offer of employment is additionally predicated on your agreement to the terms and conditions of the standard Fuisz Employee Agreement, two originals of which are enclosed for your review and execution.

                                                                  FUISZ
                                                             TECHNOLOGIES LTD.

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Page 3

October 27, 1992
S. Rao Cherukuri

Rao, we are looking forward to having you join us as key member of the Fuisz Technologies team, let me know if you have any questions. If this offer is acceptable, please evidence your agreement to the terms and conditions of this letter as indicated below and, return an executed copy to my attention with an executed copy of the FTL Employee Agreement.

With sincere regards,

/s/ H. Kirk Merritt
H. Kirk Merritt
President and
Chief Operating Officer

                                       AGREED TO AND ACCEPTED:

                                       /s/ S. Rao Cherukuri       11-7-92
                                       ------------------------------------
                                       S. Rao Cherukuri            Date

                                                                  FUISZ
                                                             TECHNOLOGIES LTD.
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                                     [LOGO]

                                                                August 3, 1998

Rao Cherukuri
Fuisz Technologies Ltd.
14555 Avion at Lakeside
Chantilly, Virginia 20151

Dear Rao,

I refer to our agreement with you regarding your employment with Fuisz Technology Ltd. In consideration of your acceptance of your new responsibilities as President of the Consumer Health Division of Fuisz Technologies Ltd., your continued employment with us and our mutual intention of a long and productive relationship together, we hereby agree to the following conditions of your employment:

1. The term of your employment shall be extended until December 31, 2000 and be renewable thereafter for periods and upon terms mutually acceptable to the parties. Annual reviews will be carried out in December of each year with any award being implemented from the following January 1.

2. Notwithstanding any other provision of your employment with us or the Fuisz Technologies Ltd. 1994 Stock Option Plan (the "Option Plan"), the compensation due thereunder, and the options granted to you pursuant to the Option Plan, shall accelerate so that you shall have the right to such compensation and the exercise of such options which would, but for this provision, not yet be due or exercisable, immediately prior to any Change of Control that occurs during the term of the Employment Agreement. For purposes hereof, a "Change of Control" shall mean any of the following events: the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and Regulation 13D-G thereunder) of 30% or more of the common equity securities of Fuisz is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934), or the sale, mortgage, lease or other transfer in one or more transactions not in the ordinary course of the business of Fuisz Technologies Ltd. as assets or earnings constituting more than 50% of the assets or earning power of Fuisz Technologies Ltd. and its subsidiaries (taken as a whole) to any such person or group of persons.

I look forward to our continued working relationship.

Sincerely,

/s/ Kenneth W. McVey

Kenneth W. McVey
President and Chief Executive Officer